Exhibit 99.1

For Immediate Release

April 22, 2004

DRAXIS Closes C$20 Million “Bought Deal” Financing

Mississauga, Ontario, April 22, 2004 – DRAXIS Health Inc. (TSX: DAX, NASDAQ: DRAX), has successfully closed its offering of 3,053,436 units at a price of C$6.55 per unit for gross proceeds of approximately C$20 million.  Each unit consists of one common share of the Company and one-half of one share purchase warrant.  Each whole warrant entitles the holder to acquire one common share of DRAXIS at a price of C$8.50 at any time prior to April 24, 2006.  The underwriters have an over-allotment option, exercisable any time up to 30 days following closing of the offering, to purchase up to an additional 458,016 units at the issue price of C$6.55 per unit.

The proceeds of the offering will be used to finance the C$13 million cash purchase of the 32.7% interest in the Company’s manufacturing subsidiary, DRAXIS Pharma Inc., that was not previously owned by the Company and to repay approximately C$6.4 million in outstanding loans owed by DRAXIS Pharma.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States to, or for the account or benefit of U.S. persons absent registration or an applicable exemption from the registration requirements.

About DRAXIS Health Inc.

DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc.  DRAXIS Health employs over 400 staff and reported revenues in 2003 in excess of US$49 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company’s products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company’s filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone:	877-441-1984